FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of June, 2004
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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For Immediate Release
June 25, 2004

       CRYSTALLEX PROPOSES TO ACQUIRE MINORITY SHARES OF EL CALLAO

TORONTO, ONTARIO, June 25, 2004 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) announced today that it has entered into an agreement with El Callao Mining Corp. ("El Callao") (ECM: TSXV) with respect to a proposed plan of arrangement. If the plan of arrangement is approved by the shareholders of El Callao and implemented:

o	shareholders of El Callao (other than Crystallex) will receive
	0.01818 of a Crystallex common share for each of their El Callao common shares; and

o	El Callao will become a wholly-owned subsidiary of Crystallex.

Crystallex currently owns 36,575,832 El Callao common shares representing approximately 79% of the outstanding shares of El Callao. The proposed transaction will eliminate the ongoing public company expenses associated with the financial and continuous reporting obligations currently applicable to El Callao and will allow the minority shareholders of El Callao to participate in the combined business of Crystallex and El Callao. If the proposed transaction is implemented, Crystallex would issue approximately 172,975 additional common shares.

To become effective, the proposed transaction must be approved by, among other things, a majority of the votes cast by minority shareholders of El Callao (i.e., shareholders other than Crystallex and its related parties) at a special meeting of shareholders to be held on July 27, 2004 and by the British Columbia Supreme Court.

Crystallex also announced today that it has received approval from the Toronto Stock Exchange to extend the expiry date of certain warrants from June 20, 2004 to September 18, 2004. The warrants were issued to arm's length investors in connection with private placement financings completed in June 2002 and are exercisable for an aggregate of 824,214 common shares of Crystallex. The proposed amendments have been approved by the holders thereof and the amendments will become effective on the 6th day of July, 2004. The other terms as to exercise of the warrants remain the same.

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this release.

The securities that Crystallex is offering in connection with the proposed arrangement transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration unless an exemption from registration is available.

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   June 25, 2004     		     	   By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature